U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-05583                               October 28, 2002


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Strategic Income Securities Fund
(formerly called Franklin Strategic Income Investments Fund)
Franklin S&P 500 Index Fund
Franklin Small Cap Value Securities Fund
(formerly called Franklin Value Securities Fund)
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund (formerly called Small Cap Fund)
Franklin Aggressive Growth Securities Fund
Franklin Technology Securities Fund
Templeton Global Asset Allocation Fund
(formerly called Templeton Asset Strategy Fund)
Templeton Foreign Securities Fund (formerly Templeton
International Securities Fund)
Mutual Discovery Securities Fund
Mutual Shares Securities Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403









                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of July 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2002, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/S/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP
San Francisco, California
October 28, 2002








MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2002 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2002 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ Kimberly H. Monasterio
-----------------------------------
KIMBERLEY H. MONASTERIO
PRINCIPAL ACCOUNTING OFFICER









                                                                    ATTACHMENT I


FUND                                                    PERIOD COVERED
-------------------------------------------------------------------------------

MASTER/FEEDER

      MONEY MARKET PORTFOLIO
      IFT - Money Market Portfolio             June  1,  2002 -  July  31, 2002
      IFT - Cash Reserves                      June 1, 2002 - July 31, 2002
      Money Fund                               June 1, 2002 - July 31, 2002
      Templeton Money Fund II                  June 1, 2002 - July 31, 2002

      US GOVERNMENT SECURITIES MMP
      Federal Money Fund                       June 1, 2002 - July 31, 2002
      IFT - US Gov't. Securities MMP           June 1, 2002 - July 31, 2002

      US GOVERNMENT ADJUSTABLE RATE MORTGAGE PORTFOLIO
      FIST - Adjustable US Government Securities June  1,  2002  - July 31, 2002


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
      FTVIPT - Strategic Income Investments
      Fund                                      February 1, 2002 -July 31, 2002
      FTVIPT - S&P 500 Index Fund               February 1, 2002 - July 31, 2002
      FTVIPT - Value Securities Fund            February 1, 2002 - July 31, 2002
      FTVIPT - Rising Dividends Fund            February  1, 2002 - July31, 2002
      FTVIPT - Small Cap Fund                   February 1, 2002 - July 31, 2002
      FTVIPT - Aggressive Growth Fund           February 1, 2002 - July 31, 2002
      FTVIPT - Technology Fund                  February 1, 2002 - July 31, 2002
      Templeton Global Asset Allocation fund    February 1, 2002 - July 31, 2002
      Templeton Foreign Securities Fund         February 1, 2002 - July 31, 2002
      FTVIPT - Mutual Discovery Fund            June  1,  2002  - July 31, 2002
      FTVIPT - Mutual Shares Securities Fund    June  1,  2002  - July 31, 2002


FRANKLIN CUSTODIAN FUNDS
      Growth Series                             July 1, 2002 - July 31, 2002
      Utilities Series                          July  1,  2002 -  July  31, 2002
      Dyna Tech Series                          July  1,  2002 -  July  31, 2002
      Income Series                             July 1, 2002 - July 31, 2002
      U.S. Government Securities Fund           July  1,  2002  - July 31, 2002







                                                                   ATTACHMENT II


FUND                                                    PERIOD COVERED
-------------------------------------------------------------------------------

FRANKLIN STRATEGIC SERIES
      Franklin Aggressive Growth Fund       February   1,  2002  - July 31, 2002
      Franklin Large Cap Growth Fund        February  1,  2002  -  July 31, 2002
      Franklin US Long-Short Fund           February  1,  2002  -  July 31, 2002
      Franklin Natural Resources Fund       February   1,  2002  - July 31, 2002
      Franklin Biotechnology Discovery Fund February   1,  2002  - July 31, 2002
      Franklin Blue Chip Fund               February  1,  2002  -  July 31, 2002
      Franklin Global Health Care Fund      February   1,  2002  - July 31, 2002
      Franklin Global Communications Fund   February  1,  2002  -  July 31, 2002
      Franklin Strategic Income Fund        February  1,  2002  -  July 31, 2002
      Franklin California Growth Fund       February   1,  2002  - July 31, 2002
      Franklin Technology Fund              February  1,  2002  -  July 31, 2002
      Franklin Small Cap Growth Fund II     February   1,  2002  - July 31, 2002
      Franklin Small Mid-Cap Growth Fund    July  1,  2002 -  July  31, 2002


Franklin Real Estate Securities Fund        February   1,  2002  - July 31, 2002
Franklin Age High Income Fund               July  1,  2002 -  July  31, 2002